UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-53641

NOTIFICATION OF LATE FILING	CUSIP NUMBER
897887105

(Check one): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Truli Media Group, Inc.
Full Name of Registrant.

N/A
Former Name if Applicable

550 Sylvan Avenue, Suite 101
Address of Principal Executive Office (Street and Number)

Englewood Cliffs, NJ 07632
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Based upon the significance of the transactions that occurred on October 30, 2017, the Company is delayed in filing its Form 10-Q for the quarter ending September 30, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Miles Jennings	(201)	608-5101
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			☑	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates the Quarterly Report will reflect the following:

Loss from operations has increased from approximately $149,381 for the six months ended September 30, 2016, to approximately $220,008 for the six months ended September 30, 2017. Operating loss has increased from approximately $70,598 for the three months ended September 30, 2016 to approximately $111,688 for the three months ended September 30, 2017.

The registrant will report a net loss of approximately $339,317 for the six months ended September 30, 2017 compared to a loss of approximately $195,133 for the six months ended September 30, 2016. The registrant will report a net loss of approximately $236,565 for the three months ended September 30, 2017 compared to a loss of approximately $92,904 for the three months ended September 30, 2016.

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Truli Media Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2017	By:	/s/ Miles Jennings
Miles Jennings
		Title:	Chief Executive Officer

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